Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (May 7, 2020) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) reports that all matters presented for approval at the annual meeting of shareholders held today were approved. A total of 197,784,694 common shares being 35.29% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below.

Name of Nominee	Votes For
	#	%
Mark R. Bly	165,423,477	95.85
Trudy M. Curran	164,527,859	95.33
Naveen Dargan	161,051,482	93.32
Don G. Hrap	165,567,164	95.93
Edward D. LaFehr	164,550,408	95.34
Jennifer A. Maki	165,841,160	96.09
Gregory K. Melchin	163,942,950	94.99
David L. Pearce	165,624,975	95.97

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows.

Votes For
#	%
191,168,691	96.90

In addition, a non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows.

Votes For
#	%
159,011,068	92.13

Exhibit 99.1

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com